July 9, 2024

David Zaslav
President and Chief Executive Officer
Warner Bros. Discovery, Inc.
230 Park Avenue
New York, NY 10003

       Re: Warner Bros. Discovery, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 8-K filed May 9, 2024
           File No. 001-34177
Dear David Zaslav:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 35

1. We note that throughout your discussion of consolidated and segment revenues and costs that you list several different reasons for the increases and decrease without quantifying each of those changes. We also note that several of the reasons for changes relate to changes in subscribers and/or changes in rates. Please expand the discussion of consolidated operations and each operating segment to quantify the various impacts on your results of operations in 2023, including any offsetting amounts if material, pursuant to Item 303(b) of Regulation S-K.
2. Refer to page 5 which describes the various types of impacts of the WGA and SAG-
       AFTRA strike in 2023, such as a pause on certain theatrical and television productions, positive impact on cash flow due to delayed production spend, negative impact on results of operations due to timing and performance of the 2023 film slate as well as your ability to produce, license and deliver content. Please expand the discussion of consolidated
 July 9, 2024
Page 2

       operations and each operating segment to quantify the various impacts of this strike on your results of operations in 2023, including any offsetting amounts if material, pursuant to Item 303(b) of Regulation S-K.
3. Refer to your press release on May 9, 2024 included as Exhibit 99-1 to the Form 8-K filed on that date. We note that the impact of the AT&T Sportsnet exit was a 3% decrease in
       Distribution revenues out of a total decrease in Distribution revenues of 6%, which is clearly material to your revenues. We also note that the AT&T Sportsnet exit also negatively impacted the overall growth rate of Network revenues, which decreased by 8%
       and the AT&T Sportsnet exit contributed 2%, or 25% of the decrease in the growth rate.
       Please expand your discussion of results of operations to separately quantify the impact of the AT&T Sportsnet exit on revenues and costs for the periods presented.
4. We note on page 40 that your content revenues are impacted by the inter-segment content licensing to DTC. Please expand MD&A to discuss any trends in your intercompany pricing between segments and also include an accounting policy in the notes to the financial statements segment disclosure to explain the methodology used to determine the inter-segment content pricing for the periods presented. See Item 303(a)(3) of Regulation
       S-K for guidance.
Financial Statements
Note 23. Reportable Segments, page 113

5. Please exclude "Corporate" from the total of your three reportable segments' measures of profit or loss in the table on page114 and provide a reconciliation of the total of your
       reportable segments    measures of profit or loss in compliance with ASC
280-10-50-30(b).
       In this regard, the required reconciliation should begin with your reportable segments measures of profit or loss (excluding Corporate) and be reconciled to your consolidated income before income taxes. Allocations and other adjustments (including Corporate)
       should be made after your total reportable segments' measure of profit or loss. See also
       ASC 280-10-55-49.
6. Please remove the reconciliation of Operating income (loss) to the non-GAAP measure
       "Adjusted EBITDA," appearing on page 113 of your GAAP financial statements.
Form 8-K filed May 9, 2024
Exhibit 99.1, page 1

7. We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted
       EBITDA and Free Cash Flow in the opening paragraph from Mr. David Zaslav, CEO, of the earnings release without references to the corresponding comparable GAAP measures.
       In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the prepared remarks in your earnings call. Accordingly, we believe that you should revise future earnings releases to comply
       with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to
       Item 2-02 of Form 8-K in this regard.
 July 9, 2024
Page 3


8. We note in your reconciliation of Net Loss (Income) to Adjusted EBITDA on page 12 you exclude Amortization of fair value step-up for content. Please explain to us how you calculate the amount of this reconciling item and also tell us how content amortization other than the amount related to the fair value step up is reflected in your GAAP and Non-
       GAAP amounts, if applicable.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology